27 May 2004

InterContinental Hotels Group PLC

First Quarter Results to 31 March 2004

	Three months to
	31 March 2004 £m*		31 March 2003 £m* pro forma		% change
Hotels
— Turnover	348		341		2.1%
— EBITDA	83		68		22.1%
— Operating profit	44		29		51.7%

Soft Drinks
— Turnover	188		164		14.6%
— EBITDA	22		21		4.8%
— Operating profit	10		8		25.0%

Group
— Turnover	536		505		6.1%
— EBITDA	105		89		18.0%
— Operating profit	54		37		45.9%
— Profit before tax	50		25		100.0%

Earnings per share (pence)
— Basic	8.4	p	—
— Adjusted	5.2	p	2.2	p	136.4%

*	EBITDA, operating profit, profit before tax and adjusted earnings per share are stated before exceptional items.

Highlights:

•	Group operating profit for first quarter up by 45.9%; adjusted earnings per share up 136.4% due to lower interest (from significantly reduced debt levels) and a reduced tax rate arising from the expected resolution of prior year tax matters.

•	Hotels operating profit up 51.7% for the quarter, against weak comparables in 2003:

•	Americas operating profit up 18% from $50m to $59m, although flat in sterling, driven by underlying RevPAR improvement of 5.5% across the business; the InterContinental brand gained 10.0% in RevPAR

•	EMEA performance improved from £13m to £16m, up 23.1%, driven by continued success in UK & Ireland, where the O&L Holiday Inn business outperformed the market with underlying RevPAR growth of 17.3% in London and 8.2% in the regions. This was offset by weak Continental European performance.

•	Asia Pacific operating profit up 42.9% from $7m to $10m, driven by strong performance of the InterContinental Hong Kong

•	Central overheads down by £10m in the quarter as the anticipated cost savings continue to be delivered

•	Britvic delivered another strong quarter with operating profit up 25.0%

•	Continued progress on priorities:

•	Our focus on driving revenue delivered strong RevPAR growth across the business. We are seeing positive trends in our system delivery, which is up 2.9

%pts year on year at 34.0% of room-nights for the quarter. Direct internet revenue delivery is up 71% year on year. We also launched our new lifestyle brand, Hotel Indigo, in the US.

•	We remain on target with overhead cost savings and confirm that we expect to continue to manage out inflationary rises, new business costs and exchange rate gains with the result that 2004 total cost in dollar terms will be flat on 2003.

•	We have returned more than £100m of our £250m initial return of capital. 10.5 million shares were purchased as of March 31 and 20.3 million to date at an average price of 504p.

•	Asset disposals progressing well:

•	Since demerger we have completed the sale of £314m of assets (27 hotels) slightly ahead of net book value.

•	We have signed agreements to dispose of a further 2 hotels with net proceeds of £29m, also at above net book value, and are actively progressing with the disposal of a further 13 hotels with a net book value of around £100m.

•	In addition, the next tranche of hotel assets with a net book value in excess of £500m will be placed on the market shortly.

•	Strong operating cashflow of £66m in the quarter.

•	Expected tax settlements and recognition of deferred tax assets lead to forecast tax credit in 2004:

•	With the benefit of exceptional tax items, a total net P&L tax credit of approximately 30% expected in 2004; tax charge on ordinary activities of 18% for 2004.

•	P&L tax charge in next few years likely to be in the mid-high 20%s.

•	Cash tax rate is expected to be below 20% for 2004 and in the mid 20%s in the next few years.

Current Trading

We are experiencing an encouraging recovery in both North America and the UK, with April showing continued strong performance across these two areas. We are also seeing tentative signs of the beginning of a recovery in Europe. Trading in Asia Pacific has returned to pre-SARS levels. Growth remains occupancy driven in all regions with early evidence of potential rate recovery in some US markets and London.

Commenting on the results, Richard North, Chief Executive, InterContinental Hotels Group PLC said:

“We are sharpening our focus on driving revenues in all our hotels and improving our hotel operations performance. We are planning to concentrate our development efforts on countries, such as the US, UK and China, where demographic trends and market characteristics will allow us to grow more successfully our franchise and management business using our well-established brands. We have further strengthened our business in the US through organic brand development (Hotel Indigo), and a selective brand acquisition at a very attractive price (Candlewood Suites).

“Whilst we are encouraged by the results this quarter, we continue to concentrate on improving business efficiency in order to unlock more potential and further enhance returns.”

David Webster, Chairman, InterContinental Hotels Group PLC said:

“The management team continue to deliver on the commitments they have made. During our first year as a separate company, we have made good progress against our priorities. We have reorganised the group, strengthened management, cut overheads and lowered capital expenditure. At the same time the process of reducing asset intensity and returning funds to shareholders has begun. Executing the optimum strategy to deliver shareholder value and to meet shareholder expectations remains the Board’s priority in the coming months”

Appendix 1: Selected RevPAR performance (comparable, year on year change)

	January	February	March	Quarter 1	April	YTD (Jan- Apr)
Americas
IC O&L	-1.0%	-1.4%	13.7%	4.1%	15.3%	6.9%
CP Brands	6.1%	1.2%	9.1%	5.7%	7.9%	6.3%
North America
HI Brands	2.4%	1.8%	8.0%	4.3%	9.1%	5.5%
North America
Express Brands	6.8%	6.1%	9.6%	7.6%	8.5%	7.9%
North America

EMEA
IC O&L	-10.2%	-5.1%	13.0%	-0.3%	23.4%	5.0%
HI UK Regions	4.9%	4.4%	14.3%	8.2%	-0.2%	6.0%
HI UK London	7.5%	12.3%	32.2%	17.3%	38.0%	21.9%

For further information, please contact:

Gavin Flynn, Investor Relations	+44 (0) 1753 410 238
Dee Cayhill, Corporate Affairs	+44 (0) 1753 410 423

Teleconference for Analysts and Shareholders

A teleconference with Richard North (Chief Executive) and Richard Solomons (Finance Director) will commence at 9.00 am (London time) on 27th May. There will be an opportunity to ask questions. The conference call will conclude at approximately 9.30 am (London time).

To join us for this conference call please dial the relevant number below at the appropriate time:

International dial-in	Tel: +44 (0)1452 562 716
UK dial-in	Tel: 0845 245 5000

A recording of the conference call will be available for 7 days. To access this please dial the relevant number below and use the access number 1344892#

International dial in	Tel: +44 (0)1452 55 00 00
UK dial in	Tel: 0845 245 5205

Website

The full release and supplementary data will be available on our website from 7.00 am on 27th May. The web address is http://www.ihgplc.com/investors/announcements.asp

Note to Editors:

InterContinental Hotels Group PLC of the United Kingdom [LON:IHG, NYSE:IHG (ADRs)] is the world’s most global hotel company and the largest by number of rooms. InterContinental Hotels Group owns, manages, leases or franchises, through various subsidiaries, more than 3,500 hotels and 538,000 guest rooms in nearly 100 countries and territories around the world (www.ichotelsgroup.com). The Group owns a portfolio of well recognised and respected hotel brands including InterContinental® Hotels & Resorts, Crowne Plaza® Hotels & Resorts, Holiday Inn® Hotels and Resorts, Holiday Inn Express®, Staybridge Suites®, Candlewood Suites®, and Hotel Indigo®, and also has a controlling interest in Britvic, the second largest soft drinks manufacturer in the UK.

InterContinental Hotels Group offers information and reservations capability on the Internet—www.intercontinental.com for InterContinental Hotels & Resorts, www.crowneplaza.com for Crowne Plaza Hotels & Resorts, www.holiday-inn.com for Holiday Inn hotels, www.hiexpress.com for Holiday Inn Express hotels, www.staybridge.com for Staybridge Suites by Holiday Inn hotels, and www.candlewoodsuites.com for Candlewood Suites, and for the Group’s rewards programme, www.priorityclub.com.

For the latest news from InterContinental Hotels Group, visit our online Press Office at www.pressoffice.ihgplc.com.

INTERCONTINENTAL HOTELS GROUP PLC

UNAUDITED PROFIT AND LOSS ACCOUNT

For the three months ended 31 March 2004

	2004 3 months ended 31 Mar £m		Pro forma* 2003 3 months ended 31 Mar £m		Pro forma* 2003 12 months ended 31 Dec £m
Turnover (note 3)	536		505		2,161
Cost of sales	(427)		(406)		(1,659)

Gross profit	109		99		502
Administrative expenses	(55)		(62)		(219)

Operating profit before exceptional items (note 4)	54		37		283
Operating exceptional item (note 4)	(4)		—		—

Operating profit (note 4)	50		37		283
Profit on disposal of fixed assets	4		—		—

Profit on ordinary activities before interest	54		37		283
Net interest payable & similar charges	(4)		(12)		(39)

Profit on ordinary activities before taxation	50		25		244
Tax on profit on ordinary activities (note 8)	(9)		(6)		(61)
Exceptional tax (note 8)	24		—		—

Profit on ordinary activities after taxation	65		19		183
Minority equity interests	(3)		(3)		(30)

Earnings available for shareholders	62		16		153

Earnings per ordinary share (note 9):
Pro forma	—		2.2	p	20.8	p
Basic	8.4	p	—		—
Diluted	8.3	p	—		—
Adjusted	5.2	p	—		—

*	See note 1.

INTERCONTINENTAL HOTELS GROUP PLC

UNAUDITED CASH FLOW STATEMENT

For the three months ended 31 March 2004

	2004 3 months ended 31 Mar £m	Pro forma* 2003 3 months ended 31 Mar £m	Pro forma* 2003 12 months ended 31 Dec £m
Operating profit before exceptional items	54	37	283
Depreciation and amortisation	51	52	198

Earnings before interest, taxation, depreciation and amortisation and exceptional items	105	89	481
Other non-cash items	1	(1)	(2)
Increase in stocks	—	(1)	(2)
(Increase)/decrease in debtors	(6)	25	(19)
Increase in creditors	5	8	61
Provisions expended	(2)	(1)	(8)

Operating activities before expenditure relating to exceptional items	103	119	511
Cost of fundamental reorganisation	(7)	—	—

Operating activities	96	119	511
Capital expenditure—Hotels	(28)	(72)	(299)
Disposal proceeds—Hotels	19	2	254
Capital expenditure—Soft Drinks	(21)	(15)	(55)

Operating cash flow (note 10)	66	34	411

*	See note 1.

INTERCONTINENTAL HOTELS GROUP PLC

UNAUDITED RECONCILIATION OF MOVEMENT IN SHAREHOLDERS’ FUNDS

For the three months ended 31 March 2004

2004 3 months ended 31 Mar £m
Earnings available for shareholders	62

Exchange movement on foreign currency denominated net assets, borrowings and currency swaps	(87)
Issue of ordinary shares	2
Purchase of own shares	(52)
Movement in shares in ESOP trusts	1
Goodwill—exchange movements	71

Net movement in shareholders’ funds	(3)
Opening shareholders’ funds	2,554

Closing shareholders’ funds	2,551

INTERCONTINENTAL HOTELS GROUP PLC

GROUP BALANCE SHEET

31 March 2004

	Unaudited 2004 31 March £m	Restated* Pro forma** 2003 31 March £m	Audited 2003 31 December £m
Intangible assets	153	160	158
Tangible assets	3,828	4,271	3,951
Investments	106	226	172

Fixed assets	4,087	4,657	4,281

Stocks	43	44	44
Debtors	521	461	523
Investments	465	22	377
Cash at bank and in hand	33	130	55

Current assets	1,062	657	999

Creditors—amounts falling due within one year:
Overdrafts	—	(17)	(5)
Other borrowings	(19)	—	(8)
Other creditors	(1,036)	(919)	(1,072)

Net current assets/(liabilities)	7	(279)	(86)

Total assets less current liabilities	4,094	4,378	4,195
Creditors—amounts falling due after one year:
Borrowings	(934)	(1,136)	(988)
Other creditors	(93)	(114)	(97)
Provisions for liabilities and charges:
Deferred taxation	(296)	(323)	(314)
Other provisions	(67)	(123)	(79)
Minority interests	(153)	(153)	(163)

Net assets (note 12)	2,551	2,529	2,554

Equity shareholders’ funds	2,551	2,529	2,554

*	Restated on the adoption of UITF 38 and the reclassification of pension provisions.
**	See note 1.

INTERCONTINENTAL HOTELS GROUP PLC

NOTES TO THE UNAUDITED QUARTERLY FINANCIAL STATEMENTS

1.	Basis of preparation of pro forma financial information

Following shareholder and regulatory approval, on 15 April 2003, Six Continents PLC separated into two new groups, InterContinental Hotels Group PLC (‘IHG’) comprising the Hotels and Soft Drinks businesses, and Mitchells & Butlers plc comprising the Retail and Standard Commercial Property Developments businesses. As a result of the Separation, Six Continents PLC, became part of IHG.

The pro forma financial information for the three months to 31 March 2003 and for the 12 months to 31 December 2003 comprises the results of those companies that form IHG following the Separation, as if IHG had been in existence since 1 October 2001. The information is provided as guidance only; it is not audited and, as pro forma information, it does not give a full picture of the financial position of the Group. The key assumptions used in the preparation of the information are as follows:

i.	The pro forma information has been prepared using accounting policies consistent with those used in the historic IHG interim and year end financial statements.

ii.	Pro forma interest has been calculated to reflect the post Separation capital structure of the Group as if it had been in place at 1 October 2001, using interest rate differentials applicable under the post Separation borrowing agreements and excluding facility fee amortisation. Dividend payments have been assumed at the expected ongoing level.

iii.	Pro forma tax is based on the estimated effective rate of tax for IHG for the relevant periods applied to pro forma profit before taxation.

iv.	Adjustments have been made, where appropriate, to exclude any arrangements with the Mitchells & Butlers Group.

v.	Pro forma earnings per share is based on pro forma profit available for shareholders divided by 734m shares, being the issued share capital of IHG on Separation.

vi.	The pro forma Profit and Loss account excludes all exceptional items as being non-recurring.

vii.	Operating cash flow excludes cash flows relating to exceptional items.

2.	Exchange rates

The results of overseas operations have been translated into sterling at the weighted average rates of exchange for the period. In the case of the US dollar, the translation rate is £1=$1.84 (2003 3 months, £1 = $1.59; 12 months, £1 = $1.63).

Foreign currency denominated assets and liabilities have been translated into sterling at the rates of exchange on the last day of the period. In the case of the US dollar, the translation rate is £1=$1.83 (2003 31 March, £1 = $1.58; 31 December, £1 = $1.78).

3.	Turnover

	2004 3 months* ended 31 Mar £m	Pro forma** 2003 3 months* ended 31 Mar £m	Pro forma** 2003 12 months ended 31 Dec £m
Hotels
Americas (note 5)	115	127	525
EMEA (note 6)	190	175	807
Asia Pacific (note 7)	33	29	114
Central	10	10	41

	348	341	1,487

Soft Drinks	188	164	674

	536	505	2,161

*	Other than for Soft Drinks which reflects the 16 weeks ended 10 April (2003 16 weeks ended 12 April).
**	See note 1.

4.	Operating profit

	2004 3 months* ended 31 Mar £m	Pro forma** 2003 3 months* ended 31 Mar £m	Pro forma** 2003 12 months ended 31 Dec £m
Hotels
Americas (note 5)	32	32	161
EMEA (note 6)	16	13	92
Asia Pacific (note 7)	6	4	12
Central	(10)	(20)	(65)

	44	29	200

Soft Drinks	10	8	83

Operating profit before exceptional item	54	37	283

Operating exceptional item***	(4)	—	—

Operating profit	50	37	283

*	Other than for Soft Drinks which reflects the 16 weeks ended 10 April (2003 16 weeks ended 12 April).
**	See note 1.
***	Write down in value of investment to market value.

5.	Americas

	2004 3 months ended 31 Mar $m	Pro forma* 2003 3 months ended 31 Mar $m	Pro forma* 2003 12 months ended 31 Dec $m
Turnover
Owned & Leased	119	117	481
Managed	13	10	46
Franchised	79	75	327

Total $m	211	202	854

Sterling equivalent £m	115	127	525

Operating profit
Owned & Leased	6	2	32
Managed	—	—	7
Franchised	67	61	279

	73	63	318
Regional overheads	(14)	(13)	(56)

Total $m	59	50	262

Sterling equivalent £m	32	32	161

*	See note 1.

6.	EMEA

	2004 3 months ended 31 Mar £m	Pro forma* 2003 3 months ended 31 Mar £m	Pro forma* 2003 12 months ended 31 Dec £m
Turnover
Owned & Leased	173	162	746
Managed	12	7	38
Franchised	5	6	23

	190	175	807

Operating profit
Owned & Leased	12	12	77
Managed	7	4	19
Franchised	4	4	18

	23	20	114
Regional overheads	(7)	(7)	(22)

	16	13	92

*	See note 1.

7.	Asia Pacific

	2004 3 months ended 31 Mar $m	Pro forma* 2003 3 months ended 31 Mar $m	Pro forma* 2003 12 months ended 31 Dec $m
Turnover
Owned & Leased	50	39	154
Managed	9	6	26
Franchised	1	1	5

Total $m	60	46	185

Sterling equivalent £m	33	29	114

Operating profit
Owned & Leased	8	7	18
Managed	6	3	15
Franchised	1	1	4

	15	11	37
Regional overheads	(5)	(4)	(18)

Total $m	10	7	19

Sterling equivalent £m	6	4	12

*	See note 1.

8.	Tax

Tax on profit on ordinary activities has been calculated using an estimated effective annual tax rate of 18%. Exceptional tax credits have been calculated using an estimated annual rate of 48%.

9.	Earnings per share

Basic earnings per ordinary share is calculated by dividing the profit available for shareholders of £62m (pro forma 2003 3 months, £16m; pro forma 2003 12 months, £153m) by 737 million shares (pro forma 2003 3 months, 734 million; pro forma 2003 12 months, 734 million), being the weighted average number of shares in issue.

Diluted earnings per ordinary share is calculated by adjusting basic earnings per ordinary share to reflect the notional exercise of the weighted average number of dilutive ordinary share options outstanding during the period. The resulting weighted average number of ordinary shares is 745 million.

Adjusted earnings per ordinary share is calculated as follows:

2004 3 months ended 31 Mar pence per ordinary share
Basic earnings	8.4
Exceptional items, less tax thereon	—
Exceptional tax	(3.2)

Adjusted earnings	5.2

Adjusted earnings per ordinary share is disclosed in order to show performance undistorted by exceptional items.

10.	Operating cash flow

	2004 3 months ended 31 Mar £m	Pro forma* 2003 3 months ended 31 Mar £m	Pro forma* 2003 12 months ended 31 Dec £m
Hotels	59	16	339
Soft Drinks	7	18	72

	66	34	411

*	See note 1.

11.	Net debt

	2004 31 March £m	Pro forma* 2003 31 March £m	2003 31 December £m
Cash at bank and in hand	33	130	55
Overdrafts	—	(17)	(5)
Current asset investments	408	22	377
Other borrowings:
Due within one year	(19)	—	(8)
Due after one year	(934)	(1,136)	(988)

	(512)	(1,001)	(569)

*	See note 1.

12.	Net assets

	2004 31 March £m	Pro forma* 2003 31 March £m	2003 31 December £m
Hotels	3,592	4,176	3,738
Soft Drinks	303	259	300

	3,895	4,435	4,038

Net debt	(512)	(1,001)	(569)
Other net non-operating liabilities	(832)	(905)	(915)

	2,551	2,529	2,554

*	See note 1.

END